February 4, 2016

Via EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: David Link

Dear Sir:

Re:	Valmie Resources, Inc. (the “company”)
Registration Statement on Form S-1
Filed December 8, 2015
File No. 333-206727

I am the sole officer and director of the company and have prepared this letter in response to a comment letter issued by the SEC on December 23, 2015. My response is as follows, with capitalized terms used but not defined herein having the meanings ascribed to such terms in the registration statement:

General

1.	We note your response to comment one. Please explain to us how the shares that make up the difference between the shares held by non-affiliates (63,879,270) and those held in street name (59,040,000) are held (4,839,270).

Response: The 4,839,270 shares are held by the selling shareholders as described on page 24 of the registration statement. All of these shares are certificated and bear appropriate restrictive legends.

Prospectus Summary – Business Strategy, page 3

2.	We note your response to comment 2. Please revise to provide additional disclosure regarding the trademark and service mark opportunities you intend to protect.

Response: The company has revised the disclosure in the registration statement to include state that, in the near term, it anticipates protecting the trademark and service mark opportunities related to Vertitek, the V-series drones and the AIMD platform.

The Equity Investment Agreement and Registration Rights Agreement, page 7

3.	We note your statement that “[a]lthough we anticipate receiving the entire $2.5 million in financing, based on recent trading prices and the number of shares….” Please advise us of the basis for your anticipation of receiving the entire $2.5 million in financing. We note that as of December 4, 2015 your shares traded at $0.1701 per share. We may have further comment.

Response: The company has revised the relevant paragraph in the registration statement as follows:

“Based on recent trading prices and the number of shares we are registering hereunder, we will receive less than the $1.5 million required to pay for expenses associated with our business plan. While we hope that our stock price may recover as we continue implementing our business plan and that we may be able to access the maximum $2.5 million value of the Equity Investment Agreement, there is no guarantee that the price of our common stock will trade at prices that would permit us to access the maximum value. The Equity Investment Agreement was executed at a time when the price of our common stock was significantly higher than its current trading levels. We have chosen to register a maximum of 10,000,000 shares hereunder in order to limit dilution to existing shareholders.”

4.	We note your statement that if you issued the 10,000,000 shares it would represent “14.5% of our public float, based on 64,092,035 issued and outstanding shares as at December 7, 2015, plus the 10,000,000 shares that could be issued to Tuverga.” It appears to us that the 10,000,000 shares would represent approximately 16.8% of your public float as determined by the shares held by non-affiliate stockholders of 63,879,270. Your public float would not include the 10,000,000 shares that could be issued to Tuverga. Please revise or advise.

Response: The company has revised the relevant paragraph in the registration statement as requested to state as follows:

“If we use the full amount available under the Equity Investment Agreement, and assuming each advance is based on the closing market price of our common stock on February 2, 2016 ($0.155 per share), Tuverga would receive 10,000,000 shares of our common stock. In return, we would receive $775,000 (10,000,000 x ($0.155 x 50%)). This would represent approximately 15.6% of our public float based on the 63,879,270 shares held by non-affiliates as at February 4, 2016.”

Business Description, page 13

Our Corporate History and Background, page 14

5.	We note your response to comment 7. Please revise to disclose with specificity all the consulting services to be provided under the contract and whether Constant Consulting Corp. has any relationship with you, your officers and directors, or shareholders other than with regard to the consulting agreement.

Response: The company has revised its disclosure in the registration statement as requested to state as follows:

“On September 1, 2014, we entered into a consulting agreement with Constant Consulting Corp., a Wyoming corporation (“Constant”), pursuant to which Constant agreed to provide certain consulting services to us, including operational plan and business model structuring, identifying potential development partners, interfacing with third parties to ensure compliance with regulatory requirements, and interfacing with other vendors as requested, for a period of one year in exchange for the payment of $25,000 per month. On February 28, 2015, the parties agreed to terminate the monthly obligation to Constant and that any future work would be compensated on an hourly basis. Our agreement with Constant expired on August 31, 2015 and was not renewed. Other than with regard to the agreement, we are unaware of any relationship between Constant and any of our officers, directors or shareholders.”

AIMD Platform: Autonomous Intelligence for Mobilized Devices, page 15

6.	We note your response to comment 10 with regard to how your product differs from your competitors. Please revise the disclosure so that a layperson can understand it.

Response: The company has revised the disclosure in the registration statement as requested to state as follows:

“We believe that our system will differ from existing product offerings because it will be the first of its kind to offer end users clearly defined next step options from a simplified user-friendly interface. In addition, while the majority of our competition is focused on building proprietary hardware and software systems, we are focused on making our solutions compatible with emerging industry standards, allowing solutions to be easily integrated with offerings from other industry participants.”

Dilution, page 24

7.	Please provide us with your calculations of “Net tangible book value after giving effect to the Offering”, “Increase in net tangible book value per share attributable to cash payments made by new investors” and “Per share dilution to new investors” at August 31, 2015 under all scenarios described in your filing.

Response: Please see below for the requested calculations:

Total assets	2,912,640
Intangible assets	(2,877,145)
Prototype development	(32,443)
Total liabilities	(237,185)
Preferred shares	(2,000)
Net tangible book value	(236,133)
Issued and outstanding common shares (I/O)	64,092,035
NTBVPS at August 31, 2015	(0.0037)

	Scenario 1	Scenario 2	Scenario 3	Scenario 4
NTBV at August 31, 2015	(236,133)	(236,133)	(236,133)	(236,133)
Offering proceeds	1,500,000	1,125,000	750,000	375,000
NTBV after offering	1,263,867	888,867	513,867	138,867
I/O after offering	74,092,035	74,092,035	74,092,035	74,092,035
NTBVPS after offering	0.0171	0.0120	0.0069	0.0019

NTBVPS at August 31, 2015	(0.0037)	(0.0037)	(0.0037)	(0.0037)
NTBVPS after offering	0.0171	0.0120	0.0069	0.0019
Increase in NTBVPS attributable to new investors	0.0207	0.0157	0.0106	0.0056

Offering price	0.1500	0.1125	0.0750	0.0375
NTBVPS after offering	0.0171	0.0120	0.0069	0.0019
Per share dilution to new investors	0.1329	0.1005	0.0681	0.0356

In addition, the company has revised its disclosure in the registration statement related to dilution as follows:

“The following table illustrates the per share dilution associated with each of the above Equity Investment Agreement scenarios. Net tangible book value per share represents the amount of total tangible assets, less total liabilities, less the par value of our preferred stock, divided by the number of shares outstanding. As of August 31, 2015, our net tangible book value was negative $236,133. All amounts are presented on a per share basis and totals may vary due to rounding.

	Scenario 1	Scenario 2	Scenario 3	Scenario 4
Offering price (net of discount)	$0.15	$0.1125	$0.075	$0.0375
Net tangible book value at August 31, 2015	$(0.0037)	$(0.0037)	$(0.0037)	$(0.0037)
Net tangible book value after giving effect to the Offering	$0.0171	$0.0120	$0.0069	$0.0019
Increase in net tangible book value per share attributable to cash payments made by new investors	$0.0207	$0.0157	$0.0106	$0.0056
Per share dilution to new investors	$0.1329	$0.1005	$0.0681	$0.0356

Financial Statements

Note 3. Acquisition of Vertitek, page F-5

8.	We note the revisions to your disclosure in response to prior comment 25. According to your disclosure on page 15, it appears that you identified Vertitek’s assets including all intellectual property, trade name, trade secrets, trademarks, personnel contracts, website domain and content, strategic partnerships, manuals, licenses and all other confidential information related to the V-1 DroneSM and other technologies under development by Vertitek. Please explain to us how you evaluated these intangible assets in accordance with the ASC 805-20-25 and 805-20-55 guidance and tell us the fair value you assigned to each of these intangible assets. Please disclose any intangible assets that did not qualify for separate recognition in accordance with ASC 805-30-50-1 and provide more robust disclosure of the factors that make-up the goodwill recognized.

Response: The company has reassessed the accounting treatment given to the acquisition of Vertitek and concluded that the acquisition should be accounted for as an asset acquisition in accordance with accounting principles generally accepted in the United States of America since Vertitek did not meet the definition of a business. Vertitek did not consist of processes (systems, standards, protocols, conventions or rules), that would be able to be applied to inputs and have the ability to create outputs as required by ASC 805. The company has revised its consolidated financial statements for the period ended August 31, 2015, and in particular Notes 3 and 9 of the notes to those financial statements, to reflect this change in treatment.

9.	We note your response to prior comment 26 that you will expand the disclosure in Note 3 to provide your accounting policy for goodwill impairment testing in accordance with ASC 350-20-35. Please refer us to the specific section under Note 3 in your Amendment No. 1 to the Form S-1 filed on December 8, 2015 where you provided such information. If this disclosure was not included in your filing, please revise your filing to provide such information.

Response: Please see the response to comment 8, above.

Note 5. Capital Stock, page F-7

10.	We note your disclosure revisions made in response to prior comment 27 and partially reissue such comment. It appears your Series “A” preferred stock has voting rights and preference in dividend participation. Please tell us whether these rights and preferences should be considered, in accordance with ASC 260-10-45, in computing the earnings per share as presented in your consolidated statements of operations.

Response: Based on the following  guidance derived from ASC 260-10-45, the company feels that the current presentation of earnings per share is correct. The convertible preferred shares held by Fen are unable to be converted into shares of the company’s common stock until August 16, 2016 at the earliest. Also, the company has not declared a dividend and is unlikely to do so in the foreseeable future.

Net Loss per Share Attributable to Common Stockholders

The Company uses the two-class method to compute net loss attributable to common stockholders because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. The two-class method requires net loss applicable to common stockholders for the period, after an allocation of earnings to participating securities, to be allocated between common and participating securities based upon their respective rights to receive distributed and undistributed earnings. The Company’s preferred stockholders are entitled to receive annual cumulative dividends payable prior and in preference to dividends paid to holders of common stock when, as and if declared by the Company’s board of directors. In the event a dividend is paid on common stock, holders of preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if-converted basis).

The unaudited pro forma net loss per share of common stock is computed using the weighted average number of shares of common stock outstanding after giving pro forma effect to the conversion of all issued and outstanding shares of preferred stock into shares of common stock as if such conversion had occurred on January 1 of the applicable year, or the date of issuance, if later. However, there shall be no such pro forma adjustment for any preferred shares that were unavailable for conversion during the applicable period.

* * * * *

On behalf of the company, I acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ Gerald B. Hammack

Gerald B. Hammack